                                                                    EXHIBIT 99.4

MANAGEMENT REPORT FOR THE YEAR 2003

The world pharmaceuticals market expanded by 9.4% in 2003 on a comparable basis (source IMS/GERS which provides sales by distribution channel). According to the same source, Sanofi-Synthelabo achieved growth of 19%, double the market rate. Sanofi-Synthelabo reported 2003 consolidated net sales of 8,048 million euros, an increase of 8.1% on a reported basis and of 15.6% on a comparable basis (before the impact of changes in Group structure and movements in exchange rates).

Growth was driven by a very fine performance from the four flagship products Plavix(R), Aprovel(R), Stilnox(R) and Eloxatine(R), which between them generated consolidated net sales of 4,177 million euros, up 34.9% on a comparable basis and 24.2% on a reported basis.

Operating profit was 3,075 million euros, 17.6% higher than in 2002, giving operating margin of 38.2% compared with 35.1% in the previous year.

We achieved this rise in operating profit:

- despite unfavorable trends in euro exchange rates. At 2002 exchange rates, operating profit would have been 34.4% higher than in 2002;

- thanks to further strong growth in sales of the Group's top 10 products, which totaled 5,420 million euros (up 26.9% on a comparable basis), and which accounted for 67.3% of consolidated net sales, against 61.3% in 2002;

- without affecting the high level of R&D spend, which at 1,316 million euros was 8.0% higher than in the previous year (14.7% higher at 2002 exchange rates), and represented 16.4% of net sales;

- by improved productivity from our sales teams, which we adapted to meet the needs of our various markets, including a substantial reinforcement in the United States for the launch of new products on the American market (Eloxatin(R) and Uroxatral(R)).

Net income was 18.0% higher than in 2002 at 2,076 million euros, and represented 25.8% of net sales compared with 23.6% in the previous year. In 2003, exceptional items showed a net gain of 24 million euros, against 10 million euros in 2002.

Earnings per share came to 2.95 euros, 21.9% higher than the previous year's figure of 2.42 euros. At 2002 exchange rates, the growth rate would have been 36.0%.

Earnings per share before exceptional items and goodwill amortization was 2.94 euros, an increase of 21.5% relative to 2002.

Highlights of 2003 included the following:

- announcement in June 2003 at the annual conference of the ASCO (American Society of Clinical Oncology) of major results with oxaliplatin (Eloxatine(R)), clearly demonstrating consistent superiority in the treatment of colorectal cancer in all settings of the disease (early stage, adjuvant treatment after surgery, metastatic setting).

- approval of Arixtra(R) in the United States (June 2003) and Europe (November
2003) in the long-term prevention of deep venous thrombosis in patients undergoing hip fracture surgery; announcement in July 2003 at the 19th conference of the ISTH (International Society on Thrombosis and Haemostasis) of favorable results with Arixtra(R) demonstrating a significant reduction of the risk of deep venous thrombosis in medical patients (Artemis study) and benefits in prevention of deep venous thrombosis after major abdominal surgery (Pegasus study).

- launch of Uroxatral(R) in the United States in the treatment of the signs and symptoms of benign prostatic hyperplasia, announced on November 3, 2003 following approval by the US Food and Drug Administration in June 2003.

- defense of the industrial property rights of Plavix(R) in the United States, following the patent infringement actions brought in 2002 against Apotex and Dr Reddy Laboratories in response to the abbreviated new drug applications filed by these companies with the FDA for generics of Plavix(R).

- implementation of the share repurchase programs under the authorizations granted by the General Meetings of May 22, 2002 and May 19, 2003 to repurchase shares of the company in the light of market conditions. As of December 31, 2003, Sanofi-Synthelabo held 36.6 million of its own shares under these programs, representing 4.99% of the share capital.

- announcement on November 28, 2003 by Total and L'Oreal of the decision not to renew their shareholders' agreement beyond December 2, 2004.

DEVELOPED SALES

Developed sales are an indicator of the worldwide market presence of Sanofi-Synthelabo products. In 2003, developed sales totaled 10,560 million euros, an increase of 20.4% on a comparable basis.

Developed sales include consolidated sales, excluding sales of products to our alliance partners, but including those that are made through our alliances and which are not included in our consolidated sales (with Bristol-Myers Squibb on Plavix(R)/Iscover(R) (clopidogrel) and Aprovel(R)/Avapro(R)/Karvea(R) (irbesartan), with Fujisawa on Stilnox(R)/Myslee(R) (zolpidem), and with Organon on Arixtra(R) (fondaparinux). Our alliance partners provide us with information regarding their sales in order to allow us to calculate developed sales.

RECONCILIATION OF 2003 CONSOLIDATED SALES TO 2003 DEVELOPED SALES

(in millions of euros)                                                                                      2003
----------------------                                                                                     -------
2003 CONSOLIDATED NET SALES                                                                                  8,048
                                                                                                           -------
Non-consolidated sales of Plavix(R)/Iscover(R) net of sales of product to Bristol-Myers Squibb              +1,900
Non-consolidated sales of Aprovel(R)/Avapro(R)/Karvea(R) net of sales of product to Bristol-Myers Squibb      +572
Non-consolidated sales of Stilnox(R)/Myslee(R) net of sales of product to Fujisawa                             +36
Non-consolidated sales of Arixtra(R)                                                                            +5
                                                                                                           -------
2003 DEVELOPED SALES                                                                                        10,560
                                                                                                           -------

DEVELOPED SALES OF PLAVIX(R)/ISCOVER(R) AND APROVEL(R)/AVAPRO(R)

                                  2003         2002      2002         CHANGE (%)
                                --------   ----------  --------  --------------------
(in millions of euros)          reported   comparable  reported  comparable  reported
----------------------          --------   ----------  --------  ----------  --------
PLAVIX(R)/ISCOVER(R)
Europe                            1,056         766        770     +37.9%     +37.1%
United States                     1,817       1,318      1,565     +37.9%     +16.1%
Other countries                     352         221        252     +59.3%     +39.7%
                                 ------       -----      -----     ------     ------
SUB-TOTAL                         3,225       2,305      2,587     +39.9%     +24.7%
                                 ------       -----      -----     ------     ------
APROVEL(R)/AVAPRO(R)/KARVEA(R)

Europe                              634         513        515     +23.6%     +23.1%
United States                       407         313        373     +30.0%      +9.1%
Other countries                     214         158        180     +35.4%     +18.9%
                                 ------       -----      -----     ------     ------
SUB-TOTAL                         1,255         984      1,068     +27.5%     +17.5%
                                 ------       -----      -----     ------     ------
TOTAL FOR BOTH PRODUCTS           4,480       3,289      3,655     +36.2%     +22.6%
                                 ------       -----      -----     ------     ------
TOTAL DEVELOPED SALES            10,560       8,768      9,585     +20.4%     +10.2%
                                 ------       -----      -----     ------     ------

OVER THE FULL YEAR, DEVELOPED SALES OF PLAVIX(R)/ISCOVER(R) CAME TO 3,225 MILLION EUROS, AN INCREASE OF 39.9% ON A COMPARABLE BASIS.

In the United States, invoiced sales for the period were 1,817 million euros, up 37.9% on a comparable basis. Demand continued to grow at a fast pace on the same period, with prescription volumes up 26.8% (IMS YTD retail + mail order + long term care to end December 2003), coupled with a favorable price effect. At end December, inventory levels were equivalent to around 1 month of sales(1).

In Europe and the rest of the world, sales rose by 42.7% (37.9% and 59.3% respectively) in 2003 on a comparable basis.

--------
(1) internal estimates of inventories (wholesalers, hospitals, pharmacies, etc) as of Dec 31, 2003

DEVELOPED SALES OF APROVEL(R)/AVAPRO(R)/KARVEA(R) REACHED 1,255 MILLION EUROS IN 2003, A RISE OF 27.5% ON A COMPARABLE BASIS.

In the United States, invoiced sales for the period were 407 million euros, up 30.0% on a comparable basis. Demand also grew on the same period, with prescription volumes up 14.9% (IMS YTD retail + mail order + long term care to end December 2003), coupled with a favorable price effect. At end December, inventory levels were equivalent to around 1 month of sales(1).

In Europe and the rest of the world, sales of Aprovel(R)/Avapro(R)/Karvea(R) rose by 23.6% and 35.4% respectively in 2003 on a comparable basis.

DEVELOPED SALES OF ARIXTRA(R), THE SOLE SYNTHETIC PRODUCT IN ITS THERAPEUTIC CLASS, CAME TO 24 MILLION EUROS IN 2003, PENDING ADDITIONAL INDICATIONS.

In January 2004, Sanofi-Synthelabo reached agreement with Organon to acquire all Organon's rights relating to Arixtra(R), idraparinux and other oligosaccharides. Concomitantly with the bid launched for the shares of Aventis, Sanofi-Synthelabo announced that it had begun the process of divesting its interests in Arixtra(R).

CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements of Sanofi-Synthelabo and its subsidiaries (the "Group") have been prepared in accordance with Rule 99-02 of the Comite de la Reglementation Comptable ("CRC") issued April 29, 1999, applicable with effect from January 1, 2000.

The accounting policies and methods used are identical to those applied in the preparation of the financial statements for the year ended December 31, 2002, except for the adoption with effect from January 1, 2003 of CRC Rule 2002-10 on the amortization and impairment of assets, which has had no material impact on the consolidated financial statements for the period.

CONSOLIDATED NET SALES

Consolidated net sales amounted to 8,048 million euros in 2003, an increase of 8.1% on a reported basis relative to 2002 (7,448 million euros). On a comparable basis, the growth rate was 15.6%.

When we refer to the change in our sales on a "comparable" basis, we mean that we exclude the impact of exchange rate fluctuations and changes in Group structure (acquisitions and divestitures of entities and rights to products as well as change in the consolidation percentage for consolidated entities).

For any two periods, we exclude the impact of exchange rates by recalculating sales for the earlier period on the basis of exchange rates used in the later period.

We exclude the impact of acquisitions by including sales for a portion of the prior period equal to the portion of the current period during which we owned the entity or product rights based on sales information we receive from the party from whom we make the acquisition. Similarly, we exclude sales in the relevant portion of the prior period when we have sold an entity or rights to a product.

For a change in the consolidation percentage of a consolidated entity, the prior period is recalculated on the basis of the consolidation method used for the current period.

During 2003, exchange rate fluctuations had a net unfavorable impact of 7.2 percentage points on sales growth. Of this, 4.0 percentage points came from the weakening of the US dollar against the euro (over the full year, the euro appreciated by an average of 19.6% against the dollar), and the remainder from the weakness of various currencies in Latin America, Asia and Europe.

----------
(1) internal estimates of inventories (wholesalers, hospitals, pharmacies, etc) as of Dec 31, 2003

Changes in Group structure had a net unfavorable impact of 0.3 of a percentage point on growth in consolidated net sales. These changes mainly comprised the change from full consolidation to 51% proportionate consolidation of the Sanofi-Synthelabo Fujisawa joint venture (Taiwan) in May 2002, and the divestment of minor products, mainly in Europe.

CONSOLIDATED NET SALES BY GEOGRAPHICAL REGION

                          2003        2002      2002         CHANGE (%)
                        --------  ----------  --------  --------------------
(in millions of euros)  reported  comparable  reported  comparable  reported
----------------------  --------  ----------  --------  ----------  --------
Europe                   4,693       4,249     4,304      +10.4%     +9.0%
United States            1,912       1,439     1,689      +32.9%    +13.2%
Other countries          1,443       1,276     1,455      +13.1%     -0.8%
                         -----       -----     -----      -----     -----
TOTAL                    8,048       6,964     7,448      +15.6%     +8.1%
                         -----       -----     -----      -----     -----

- In Europe, net sales were 4,693 million euros, up 10.4% on a comparable basis and 9% on a reported basis. This level of growth was achieved despite measures taken to contain healthcare costs, especially in France and Germany. Europe accounted for 58.3% of total consolidated sales in 2003, compared with 57.8% in 2002.

- In the United States, net sales were 1,912 million euros, up 32.9% on a comparable basis. Reported-basis growth was 13.2% due to the adverse impact of movements in the dollar/euro exchange rate. Sales of Eloxatin(R) reached 460 million euros, compared with 100 million euros in 2002 (comparable basis). Sales of Ambien(R) totaled 1,124 million euros, up 10.6% on a comparable basis, and taking account of a sharp reduction in inventory levels relative to end 2002. The United States accounted for 23.8% of total consolidated sales in 2003, compared with 22.7% in 2002.

- In other countries, net sales amounted to 1,443 million euros, up 13.1% on a comparable basis but down 0.8% on a reported basis. The dip in reported-basis sales reflected the weakness of some Latin American and Asian currencies, and the change from full consolidation to 51% proportionate consolidation of the Sanofi-Synthelabo Fujisawa joint venture (Taiwan). Other countries accounted for 17.9% of consolidated sales in 2003, compared with 19.5% in 2002.

CONSOLIDATED NET SALES BY PRODUCT

Consolidated net sales generated by the Group's top 10 products rose by 26.9% on a comparable basis to 5,420 million euros, and accounted for 67.3% of total consolidated net sales, against 61.3% in 2002.

This strong growth was driven by very fine performances from Plavix(R), Aprovel(R), Stilnox(R) and Eloxatine(R), combined sales of which were 34.9% higher on a comparable basis than in the previous year at 4,177 million euros. These four products now account for 51.9% of total consolidated net sales, compared with 44.5% in 2002, on a comparable basis.

                                                          2003        2002       2002         CHANGE (%)
                                                        --------   ----------  --------  --------------------
(in millions of euros)                                  reported   comparable  reported  comparable  reported
----------------------                                  --------   ----------  --------  ----------  --------
PRODUCT                   INDICATION
-------                   ----------
Stilnox(R)                Insomnia                        1,345       1,218     1,424      +10.4%      -5.5%
Plavix(R)                 Atherothrombosis                1,325         964       987      +37.4%     +34.2%
Eloxatine(R)              Colorectal cancer                 824         365       389     +125.8%    +111.8%
Aprovel(R)                Hypertension                      683         549       562      +24.4%     +21.5%
Fraxiparine(R)            Thrombosis                        319         314       324       +1.6%      -1.5%
Depakine(R)               Epilepsy                          277         258       267       +7.4%      +3.7%
Xatral(R)                 Benign prostatic hyperplasia      222         178       182      +24.7%     +22.0%
Solian(R)                 Schizophrenia                     148         133       135      +11.3%      +9.6%
Cordarone(R)              Arrhythmia                        146         154       162       -5.2%      -9.9%
Tildiem(R)                Angina, hypertension              131         138       141       -5.1%      -7.1%
                                                          -----       -----     -----       ----      -----
SUB-TOTAL FOR THE TOP 10 PRODUCTS                         5,420       4,271     4,572      +26.9%     +18.5%
                                                          -----       -----     -----       ----      -----
Other products                                            2,628       2,693     2,876       -2.4%      -8.6%
                                                          -----       -----     -----       ----      -----
TOTAL                                                     8,048       6,964     7,448      +15.6%      +8.1%
                                                          -----       -----     -----       ----      -----

- Stilnox(R)/Ambien(R)/Myslee(R) is the Group's no.1 product in terms of consolidated net sales (1,345 million euros). The difference between the 10.4% comparable-basis growth in Stilnox(R)/Ambien(R)/Myslee(R) sales (including a reduction in inventories in the United States equivalent to 0.8 of a month(1) of sales) and the 5.5% fall in reported-basis sales was due to unfavorable movements in the dollar/euro exchange rate, this being a product which generates most of its sales in the United States. In Japan, consolidated sales of Myslee(R) rose by 28.9% on a comparable basis to 49 million euros. Three years after its launch, Myslee(R) has become the leading product in its class in Japan measured in terms of sales revenues.

- Consolidated net sales of Plavix(R) were 1,325 million euros, an increase of 37.4% on a comparable basis. Since it was first launched in 1998, Plavix(R) has consistently achieved a very high growth rate both in Europe, where it was added to the refundable list in Italy and Portugal during 2003, and in the rest of the world.

- Consolidated net sales of Aprovel(R) came to 683 million euros, up 24.4% on a comparable basis. At end 2003, Aprovel(R) ranked second in the class of angiotensin II receptor antagonists (AIIRA) for hypertension in Europe, and ranked first in France, Belgium, Greece and Switzerland.

- Consolidated net sales of Eloxatine(R) totaled 824 million euros, a rise of 125.8% on a comparable basis. This very strong growth rate illustrates the ongoing success of Eloxatin(R) in the United States since it was launched onto the American market on August 30, 2002, with sales reaching 460 million euros in 2003. The product also achieved 37.4% comparable-basis growth outside the United States (38.7% in Europe, 31.3% in the rest of the world).

- Consolidated net sales of Arixtra(R) were 19 million euros, reflecting the currently restricted indication of this product. The program to extend indications is proceeding as planned. The indication of Arixtra(R) in the long-term prevention of deep venous thrombosis in patients undergoing orthopedic surgery was obtained in the United States and Europe in 2003.

----------
(1) internal estimates of inventories (wholesalers, hospitals, pharmacies, etc) as of Dec 31, 2003

- Consolidated net sales generated by the other products in the portfolio (2,628 million euros) were 2.4% lower on a comparable basis. Stripping out the 67.0% decline in sales of Corotrope(R)/Primacor(R) following the introduction of generics in the United States in May 2002, and the 34.8% fall in sales of Ticlid(R) (replaced by Plavix(R)), other products recorded growth of 2.2%.

CONSOLIDATED NET SALES BY THERAPEUTIC AREA

Cardiovascular/Thrombosis net sales totaled 3,169 million euros in 2003 (39.4% of total consolidated net sales), an increase of 13.2% on a comparable basis and 9.1% on a reported basis. These increases were mainly due to the boom in sales of Plavix(R) and Aprovel(R), which more than offset the decline in sales of Ticlid(R) and Corotrope(R)/Primacor(R).

Central Nervous System net sales reached 2,319 million euros in 2003 (28.8% of total consolidated net sales), up 7.3% on a comparable basis but down 4.3% on a reported basis.

Internal Medicine net sales were 1,412 million euros in 2003 (17.5% of total consolidated net sales), up 5.3% on a comparable basis but down 1.1% on a reported basis.

Oncology net sales were 871 million euros in 2003 (10.8% of total consolidated net sales), up 130.4% on a comparable basis and 115.6% on a reported basis. This strong growth was due to Eloxatine(R), sales of which more than doubled in 2003, rising by 125.6% on a comparable basis.

Net sales of other products were 277 million euros, a fall of 2.1% on a comparable basis and 8.9% on a reported basis.

The table below shows a split of consolidated net sales by therapeutic area:

                               2003       2002       2002         CHANGE (%)
                             --------  ----------  --------  --------------------
(in millions of euros)       reported  comparable  reported  comparable  reported
----------------------       --------  ----------  --------  ----------  --------
Cardiovascular/Thrombosis     3,169       2,800     2,904      +13.2%      +9.1%
Central Nervous System        2,319       2,162     2,409       +7.3%      -3.7%
Internal Medicine             1,412       1,341     1,427       +5.3%      -1.1%
Oncology                        871         378       404     +130.4%    +115.6%
Other                           277         283       304       -2.1%      -8.9%
                              -----       -----     -----     ------     ------
TOTAL                         8,048       6,964     7,448      +15.6%      +8.1%
                              -----       -----     -----     ------     ------

GROSS PROFIT

Gross profit increased by 9.1% to 6,620 million euros. Gross margin was 82.3% of net sales in 2003, a further improvement of 0.8 of a percentage point relative to the previous year.

This advance in gross margin was achieved thanks to:

- a further improvement in the industrial cost of goods sold and the product mix, which generated a gain of 0.9 of a percentage point;

- positive trends in royalty income from Plavix(R) and Avapro(R), which generated a gain of 0.3 of a percentage point;

- and despite a marked increase in pharmaceutical contributions in Europe, which generated a loss of 0.4 of a percentage point.

At 2002 exchange rates, the gross margin rate would have been 83.5%.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses totaled 1,316 million euros, equivalent to 16.4% of net sales and 8.0% higher than in 2002.

At 2002 exchange rates, the increase in research and development expenses would have been 14.7%.

The Group has continued its efforts in its four areas of expertise (Cardiovascular/Thrombosis, Central Nervous System, Immuno-Oncology and Internal Medicine).

The major ongoing clinical trials programs proceeded as planned, both in the life cycle management of products already on the market like Plavix(R), Aprovel(R)/Avapro(R), Eloxatine(R), Xatral(R) and Arixtra(R) and on new molecules in phase III of development such as rimonabant (obesity, smoking cessation), dronedarone (atrial fibrillation), zolpidem MR (new formulation of Stilnox(R)/Ambien(R)), idraparinux (treatment and prevention of deep venous thrombosis, pulmonary embolism, atrial fibrillation), xaliprodene (Alzheimer's disease) and tirapazamine (head and neck cancer).

SELLING AND GENERAL EXPENSES

Selling and general expenses came to 2,477 million euros, 2.0% higher than in the previous year.

At 2002 exchange rates, selling and general expenses would have risen by 9.2%.

During 2003, sales efforts were very substantially strengthened in the United States to support the rapid growth in the Group's major products and prepare the launch of Uroxatral(R) (November 2003). Sales and marketing efforts were maintained in Europe. In other countries, sales and marketing resources were adapted to meet the opportunities and economic constraints encountered in each market.

OTHER OPERATING INCOME/EXPENSE

Other operating income and expense mainly comprises transfers of profits in respect of joint operations with partners under collaboration agreements relating to product marketing and development, recorded as adjustments to operating profit.

In 2003, other operating income and expense, related mainly to operations with Bristol-Myers Squibb, represented a net gain of 248 million euros against 190 million euros in 2002, an increase of 30.5%.

At 2002 exchange rates, this line would have shown a rise of 71.1%.

The strong growth of Plavix(R) and Aprovel(R)/Avapro(R), in both Europe and the United States, explains the net change in this line. In 2003, Sanofi-Synthelabo's share of profits generated by Plavix(R) and Avapro(R) in North America, the territory managed by Bristol-Myers Squibb, amounted to 436 million euros, against 348 million euros in 2002. Conversely, profits passed on to Bristol-Myers Squibb in respect of the territory managed by Sanofi-Synthelabo totaled 173 million euros in 2003, compared with 142 million euros in 2002.

OPERATING PROFIT

Operating profit includes profits and losses from joint venture operations, in particular with Bristol-Myers Squibb, which are shown on the line "Other operating income and expense". Amortization and impairment of intangible fixed assets, which are technically an operating item, are shown on a separate line below operating profit, in line with the definition used by the Group.

Operating profit for 2003 was 3,075 million euros, 17.6% higher than in the previous year.

After including foreign currency hedging, which is recognized as part of financial income/expense, the rise in operating profit would have been 19.4%.

Despite an unfavorable currency effect, operating profit ratio advanced by 3.1 percentage points to 38.2%, against 35.1% in 2002.

At 2002 exchange rates, the growth rate would have been 34.4%.

The table below shows the main components of operating profit for 2002 and 2003:

                                                   2003                               2002                   2002/2003
                                           -------------------------         -------------------------       ----------
(in millions of euros)                                 as % of sales                     as % of sales       CHANGE (%)
----------------------------------         -------------------------         -------------------------       ----------
NET SALES                                   8,048              100%           7,448              100%           +8.1%
                                           ------           ------           ------           ------           ------
Cost of goods sold                         (1,428)           (17.7%)         (1,378)           (18.5%)          +3.6%
                                           ------           ------           ------           ------           ------
GROSS PROFIT                                6,620             82.3%           6,070             81.5%           +9.1%
                                           ------           ------           ------           ------           ------
Research and development expenses          (1,316)           (16.4%)         (1,218)           (16.4%)          +8.0%
Selling and general expenses               (2,477)           (30.8%)         (2,428)           (32.6%)          +2.0%
Other operating income/(expense)              248              3.1%             190              2.6%          +30.5%
                                           ------           ------           ------           ------           ------
OPERATING PROFIT                            3,075             38.2%           2,614             35.1%          +17.6%
                                           ------           ------           ------           ------           ------

In geographical terms, operating profit advanced in all regions. However, as in 2002, the continuing fall of the US dollar against the euro checked growth in profits generated in the United States.

The table below gives a geographical split of operating profit for 2002 and 2003:

(in millions of euros)           2003              2002          CHANGE (%)
----------------------          -------          -------         ----------
Europe                           1,874            1,633            +14.8%
United States                    2,025            1,781            +13.7%
Other countries                    561              522             +7.5%
Unallocated costs               (1,385)          (1,322)            +4.8%
                                ------           ------           ------
TOTAL OPERATING PROFIT           3,075            2,614            +17.6%
                                ------           ------           ------

The United States contributed 45.4% of consolidated operating profit before unallocated costs, against 45.2% in 2002.

Europe contributed 42.0% of consolidated operating profit before unallocated costs, against 41.5% in 2002.

Other countries contributed 12.6% of consolidated operating profit before unallocated costs, against 13.3% in 2002.

Unallocated costs, which increased by 4.8%, mainly comprise fundamental research and worldwide development of pharmaceutical molecules, and part of the cost of support functions.

INTANGIBLES - AMORTIZATION AND IMPAIRMENT

Charges for the amortization and impairment of intangibles were unchanged from 2002 to 2003. The increase due to the amortization over 12 months of the United States rights to Ambien(R), acquired on April 16, 2002, was canceled out by the depreciation of the dollar against the euro.

FINANCIAL INCOME/EXPENSE

Net financial income rose from 85 million euros in 2002 to 155 million euros in 2003.

The main factors in this increase were as follows:

- Gains arising on foreign currency hedging, which were significantly boosted by the relentless fall of the dollar against the euro, came to 103 million euros in 2003, against 48 million euros in 2002.

- The reversal during 2003 of 2 million euros of impairment provisions against treasury shares held in connection with stock option plans, compared with a net increase of 46 million euros in the provision during 2002.

Income from the investment of surplus cash fell due to the combined effect of lower interest rates (down 1 percentage point on average), and a reduction in the average amount of cash invested as a result of the share repurchase program initiated in 2002.

INCOME BEFORE TAX AND EXCEPTIONAL ITEMS

Income before tax and exceptional items came to 3,101 million euros, up 20.7% on the previous year.

At 2002 exchange rates, the growth rate would have been 34.7%.

EXCEPTIONAL ITEMS

Exceptional items for the period showed a net gain of 24 million euros, compared with a net gain of 10 million euros in 2002. The main item in 2003 was additional purchase consideration for Sylachim, a company divested by Sanofi-Synthelabo in 2001.

INCOME TAXES

Income taxes totaled 1,058 million euros, compared with 746 million euros in 2002.

The effective tax rate (income taxes as a percentage of net income before tax) was 28.9% for the year ended December 31, 2002 and 33.9% for the year ended December 31, 2003.

The Group's effective tax rate was abnormally low in 2002 due to the reversal of 53 million euros of provisions for taxes and the absence of any tax on the share of profits from the Lorex Pharmaceuticals joint venture profits paid over to Pharmacia in April 2002.

The effective tax rate for 2003 reflects the profit contribution generated in the United States, driven by the fine performance of the Group's major products in the American market, together with further tax provisions booked by the Group on the basis of a reassessment of tax inspections in certain countries.

INCOME FROM EQUITY INVESTEES

The share of net income from equity investees for the year ended December 31, 2003 amounted to 20 million euros, mainly comprising the share of 2002 profits to which Sanofi-Synthelabo is entitled via its interest in the Yves Rocher group. Both the treatment and the amount are unchanged from 2002.

MINORITY INTERESTS

Minority interests in net income for the year ended December 31, 2003 totaled 3 million euros, against 87 million euros for the year ended December 31, 2002. The 2002 figure mainly comprised the share of profits from the Lorex Pharmaceuticals joint venture reverting to Pharmacia in respect of the period from January 1, 2002 through April 16, 2002.

NET INCOME

Consolidated net income was 2,076 million euros, 18.0% higher than the 2002 figure of 1,759 million euros. At 2002 exchange rates, the rate of growth would have been 31.6%.

Earnings per share came to 2.95 euros, compared with 2.42 euros for 2002, an increase of 21.9%.

Consolidated net income before exceptional items and goodwill amortization was 17.7% higher than in the previous year at 2,069 million euros.

Earnings per share before exceptional items and goodwill amortization was 2.94 euros, compared with 2.42 euros for 2002, an advance of 21.5%.

CONSOLIDATED STATEMENT OF CASH FLOWS

Operating cash flow before changes in working capital came to 2,428 million euros in 2003, a rise of 7.4% compared with the 2002 figure of 2,260 million euros. This low rate of growth was attributable largely to the inclusion in operating cash flow during the first half of 2002 of the minority interests paid to Pharmacia.

Working capital needs increased by 163 million euros, against an increase of 584 million euros in the year ended December 31, 2002. The increase recorded in 2003 was in line with growth in sales, and was due mainly to a rise in accounts receivable.

Total investment during the year was 381 million euros, compared with 1,435 million euros in 2002, a figure which included the acquisition of Pharmacia's 51% interest in the Lorex Pharmaceuticals joint venture in the United States.

Proceeds from disposals of assets, net of income taxes, came to 27 million euros, against 22 million euros in 2002.

Dividends paid to Sanofi-Synthelabo shareholders amounted to 579 million euros, compared with 473 million euros in 2002, an increase of 22.4%. The dividend per share rose by 27.2% to 0.84 euros (against 0.66 euros). Treasury shares are not entitled to dividend, reducing the total dividend payout.

The movement in other financing activities corresponds to the implementation of the share repurchase programs authorized by the General Meetings of May 22, 2002 and May 19, 2003, which resulted in the purchase during the period of 20,192,769 shares for a total of 1,018 million euros. These shares are netted off consolidated shareholders' equity in the balance sheet. In addition, disposals of shares amounting to 13 million euros were made in connection with stock option plans.

After all these cash flows, the amount of cash and cash equivalents (defined as liquid assets, excluding treasury shares classified as short-term investments) shown in the statement of cash flows rose by 300 million euros during the year ended December 31, 2003.

CONSOLIDATED BALANCE SHEET

The balance sheet total was 9,749 million euros as of December 31, 2003, 290 million euros higher than the figure as of December 31, 2002.

Shareholders' equity was 6,323 million euros, 288 million euros higher than at the previous year-end. Shares purchased in connection with share repurchase programs and netted off shareholders' equity represented a total of 1,980 million euros, including 1,017 million euros arising in 2003.

As of December 31, 2003, the Group held 36.6 million shares under these programs, representing 4.99% of the share capital.

Main balance sheet items showing material movements relative to December 31, 2002 were as follows:

- Intangible assets (excluding goodwill), which fell by 264 million euros due to amortization and the fall in the US dollar.

- Accounts receivable, which increased by 180 million euros in line with the expansion of the Group's business, especially in the United States.

The Group had a net cash position of 3,010 million euros as of December 31, 2003, compared with 2,672 million euros as of December 31, 2002, after taking account of 613 million euros of treasury shares held in connection with stock option plans at end December 2003.

OFF BALANCE SHEET COMMITMENTS

The Group does not use off balance sheet vehicles, and all the Group's operations are reflected in the consolidated financial statements.

All the Group's material off balance sheet commitments are identified and disclosed in the consolidated financial statements.

OUTLOOK

In 2004, sales and profits should continue to show further strong growth, driven by:

- the fine performance expected from the flagship products Plavix(R), Stilnox(R) and Aprovel(R);
- expansion in sales of Eloxatine(R), especially in the United States and Europe, after the new indications obtained in January 2004;
- growth in sales of Xatral(R), especially in the United States following the November 2003 launch of Uroxatral(R);
- further good performances from the rest of the portfolio.

Investment in research and development will be maintained at a high level, in particular via phase III clinical trials of rimonabant, dronedarone and idraparinux, and progress in Central Nervous System trials as molecules pass into phases IIb and III.

                                     * * *

On January 7, 2004, Sanofi-Synthelabo reached agreement with Organon to acquire all Organon's rights relating to Arixtra(R), idraparinux and other oligosaccharides.

On January 26, 2004, Sanofi-Synthelabo announced a share and cash offer for the shares of Aventis. This offer, driven by a compelling strategic rationale, will deliver strong, sustainable and profitable growth.
If the bid succeeds, it will create the no.1 in Europe and no.3 in the world in the pharmaceuticals industry.
The new group will benefit from a large portfolio of high-growth drugs and enjoy firmly established positions in key fast-growth therapeutic fields such as cardiovascular, thrombosis, cancer, diabetes, central nervous system, urology, internal medicine and human vaccines.

Annual synergies are expected to be 1.6 billion euros before tax, with 10% achievable in 2004, 60% in 2005 and 100% from 2006. Integration and restructuring costs are forecast at around 2 billion euros.

The offer was approved unanimously by the Board of Directors of Sanofi-Synthelabo on January 25, 2004 and is fully supported by Total and L'Oreal, Sanofi-Synthelabo's principal shareholders.

The principal terms of the offer are as follows:

- A standard entitlement of 5 Sanofi-Synthelabo shares(1) and 69 euros in cash for 6 Aventis shares(1);
- An all stock election: 35 Sanofi-Synthelabo shares(1) for 34 Aventis shares(1);
- An all cash election: 60.43 euros in cash for each Aventis share(1);
- Aventis shareholders can opt for either or a combination of the above, provided that, in aggregate, 81% of the Aventis shares tendered will be exchanged for Sanofi-Synthelabo shares and 19% of the Aventis shares tendered will be exchanged for cash.

----------
(1) dividend attached

The offer is conditional on obtaining over 50% of the issued share capital and voting rights of Aventis on a fully diluted basis, as well as completion of the review by the American Antitrust Authorities. A General Meeting of Sanofi-Synthelabo shareholders will be convened to approve the issuance of the new shares to be exchanged for the Aventis shares tendered.

Sanofi-Synthelabo estimates that the offer should be completed during the second quarter of 2004.

In connection with this offer, Sanofi-Synthelabo announced that it had begun the process of divesting its interests in Arixtra(R) and Fraxiparine(R).

On January 30, 2004, the Sanofi-Synthelabo Group reached an agreement with Taisho Pharmaceutical Co. Ltd. to acquire the latter's 49% interest in the Sanofi-Synthelabo-Taisho Pharmaceutical Co. Ltd. joint venture. This joint venture markets the anti-arrhythmic Ancaron(R) (amiodarone hydrochloride) in Japan.

SANOFI-SYNTHELABO PARENT COMPANY

The main features of the Sanofi-Synthelabo parent company financial statements for the year ended December 31, 2003 are as follows:

BALANCE SHEET

The balance sheet total as of December 31, 2003 was 10,090 million euros, against 8,980 million euros as of December 31, 2002. On the assets side, the balance sheet included long-term investments (investments in and advances to subsidiaries and affiliates) of 5,082 million euros, representing 92% of total fixed assets (5,547 million euros). Current assets (4,517 million euros) mainly comprised amounts receivable from Group companies (1,019 million euros as of December 31, 2003) and short-term investments and deposits (3,172 million euros as of December 31, 2003, compared with 2,856 million euros at end 2002).

On the liabilities and equity side, shareholders' equity amounted to 8,167 million euros, or 81% of the balance sheet total. The decrease in current liabilities was due to a reduction in an accrued liability relating to a license agreement.

STATEMENT OF INCOME

Operating profit for the year ended December 31, 2003 came to 356 million euros, against 396 million euros in 2002. This difference was due mainly to an increase in research services carried out for Sanofi-Synthelabo (920 million euros in 2003, against 802 million euros in 2002), higher royalty income (1,547 million euros in 2003, against 1,276 million euros in 2002), and the recognition of accrued expense of 99 million euros in respect of a commercial subsidy payable to a subsidiary.

Net financial income was 1,273 million euros, against 793 millions in 2002, and mainly comprised dividends received from subsidiaries (1,128 million euros).

Exceptional items showed a net gain of 228 million euros, against a net gain of 327 million euros in 2002.

After an income tax charge of 173 million euros, net income for the year ended December 31, 2003 came to 1,684 million euros, compared with 1,323 million euros for the previous financial year.

ACQUISITIONS OF PARTICIPATING INTERESTS

During the year, Sanofi-Synthelabo acquired 1,299,896 shares in Sanofi-Synthelabo Del Peru (Peru), taking its interest to 100%, and 54,600 shares representing the entire capital of Sanofi-Synthelabo SP Zoo (Poland).

ADDITIONAL INFORMATION

SHARE CAPITAL

The share capital as of December 31, 2003 totaled 1,465,696,144 euros, divided into 732,848,072 shares all entitled to dividend in respect of the 2003 financial year, except for treasury shares. These figures include 480,565 new shares issued on the exercise of stock options.

SANOFI-SYNTHELABO VOTING RIGHTS AND SHARE OWNERSHIP

SHARE OWNERSHIP OF SANOFI-SYNTHELABO AS OF DECEMBER 31, 2003

                           SHARES                        VOTING RIGHTS
                 -----------------------    ----------------------------------------
                     Number          %         Number*      % actual*  % published**
                 -------------    ------    -------------   ---------  -------------
Total              178,476,513     24.35      356,953,026     35.04        34.80
L'Oreal            143,041,202     19.52      286,082,404     28.09        27.89
Treasury shares     49,990,262      6.82               --        --           --
Employees            8,119,446      1.11       14,920,482      1.46         1.45
Public             353,220,649     48.20      360,668,420     35.41        35.86
                 -------------    ------    -------------    ------       ------
TOTAL              732,848,072    100.00    1,018,624,332    100.00       100.00
                 -------------    ------    -------------    ------       ------

----------
* based on the total number of voting rights as of December 31, 2003

** based on the total number of voting rights published subsequent to the Ordinary General Meeting of May 19, 2003, i.e. 1,025,799,407

During the year, the interest held by the Total group, both directly and indirectly via Elf Aquitaine and its subsidiary Valorisation et Gestion Financiere, based on the total number of voting rights published, changed from 24.52% of the capital and 33.74% of the voting rights as of December 31, 2002 to 24.35% of the capital and 34.80% of the voting rights as of December 31, 2003.

No company controlled by Sanofi-Synthelabo owns any Sanofi-Synthelabo shares.

DIVIDENDS IN RESPECT OF THE LAST THREE FINANCIAL YEARS

Year   Net dividend paid   Tax already paid to    Total income  Tax already paid to  Total income
            (euros)        the French Treasury       (euros)    the French Treasury     (euros)
                          (tax credit: 50% rate)                   (tax credit)*

                                 (euros)                              (euros)
----   -----------------  ----------------------  ------------  -------------------  ------------
2000          0.44                 0.22               0.66             0.11              0.55
2001          0.66                 0.33               0.99             0.10              0.76
2002          0.84                 0.42               1.26             0.08              0.92

----------
* Rate: 10% in 2002, 15% in 2001 and 25% in 2000

PROPOSED DIVIDEND IN RESPECT OF THE 2003 FINANCIAL YEAR

The Board of Directors will propose to the General Meeting of May 24, 2004 that a net dividend of 1.02 euros per share be declared in respect of the year ended December 31, 2003, representing a rise of 21.4% relative to the 2002 dividend of
0.84 euros.

TRANSACTIONS RELATING TO STOCK OPTION PLANS

On December 10, 2003, the Board of Directors of Sanofi-Synthelabo granted 4,217,700 options to subscribe for shares to 1,349 grantees at a price of 55.74 euros per share.
The tables provided in note D.12.6 to the consolidated financial statements show for each outstanding plan the date of grant, the total number of options granted, the exercise date and the exercise price.
During 2003, 480,565 new Sanofi-Synthelabo shares were subscribed for by grantees of stock options at a price of 14.56 euros per share, increasing shareholders' equity by 7 million euros.
In 2003, 1,031,447 shares were subscribed for or purchased by grantees of stock options.
The information required by article L.225-184 of the Commercial Code is contained in a special report of the Board of Directors.

EMPLOYEE SHARE OWNERSHIP

As required by article L 225-102 of the Commercial Code, it is disclosed that as of December 31, 2003, employees of Sanofi-Synthelabo and of related companies owned 8,119,446 Sanofi-Synthelabo shares, representing 1.11% of the share capital, via the Group employee savings plan.

AUTHORIZATION TO BUY AND SELL THE COMPANY'S SHARES ON THE STOCK MARKET

In the year ended December 31, 2003, Sanofi-Synthelabo used the authorizations given on May 22, 2002 and May 19, 2003 to buy the company's shares on the stock market in the light of market conditions.
A total of 20,192,769 shares were bought at an average price of 50.43 euros per share. Trading costs on these purchases amounted to 2,422,416 euros excluding taxes, or 0.12 euros per share.
During the same period, 550,882 shares were sold to grantees of stock options at an average price of 23.41 euros, and 28,000 shares were sold on the market at an average price of 65.84 euros.
At end December 2003, Sanofi-Synthelabo held 13,413,698 treasury shares classified under "Short-term investments", and 36,576,564 treasury shares classified under "Long-term investments", at a total gross value of 2,662,494,920 euros, representing 6.82% of the share capital. Of these shares, 13,183,948 were allocated to pre-existing stock option plans.

AUTHORIZATION TO ISSUE SECURITIES WITH OR WITHOUT PREEMPTIVE RIGHTS

No use has been made since the General Meeting of May 19, 2003, of the authorizations allowing the Board of Directors to issue, at its sole discretion, securities leading to an increase in the company's share capital with or without preemptive rights.

REMUNERATION OF CORPORATE OFFICERS

Total remuneration paid to Mr Jean-Francois Dehecq, Chairman and Chief Executive Officer, by Sanofi-Synthelabo : E 2,104,404, comprising a fixed component of E 1,004,404 and a variable component of E 1,100,000.

Total remuneration paid to Mr Gerard Le Fur, Senior Executive Vice-President, by Sanofi-Synthelabo: E 1,354,092 comprising a fixed component of E 754,092 and a variable component of E 600,000.


REMUNERATION OF BOARD MEMBERS OTHER THAN THE CHAIRMAN AND CHIEF EXECUTIVE
OFFICER

The table below shows attendance fees for each member of the Board of Directors in respect of the year ended December 31, 2002, as paid in 2003 either to the Board member in question or to the main company in which he holds office.

NAME                                                              TOTAL IN E'000
----                                                              --------------
Mr Robert Castaigne                                                   23.00
Mr Pierre Castres St Martin                                           27.00
Mr Pierre Gilles de Gennes                                            33.00
Mr Rene Barbier de la Serre                                           79.00
Mr Thierry Desmarest                                                  39.00
Lord Douro                                                            31.25
Elf Aquitaine                                                         31.00
Mr Herve Guerin                                                       31.00
L'Oreal                                                               51.00
Mr Lindsay Owen-Jones                                                 35.00
Mr Bruno Weymuller                                                    47.00
Mr Regis Dufour (Observer)                                            15.50
Mr Rene Sautier (Observer)                                            13.50

EMPLOYEE DATA

Employee data are consolidated worldwide on the basis of figures for subsidiaries included in the scope of consolidation.

EMPLOYEE HEADCOUNT

REGISTERED EMPLOYEES

                                        TOTAL                 EUROPE            UNITED STATES      OTHER COUNTRIES*
                                   -----------------     -----------------     ---------------     ----------------
                                    2003       2002       2003       2002      2003      2002      2003      2002
                                   ------     ------     ------     ------     -----     -----     -----     -----
REGISTERED EMPLOYEES AT DEC 31     33,086     32,436     21,438     21,478     4,162     3,595     7,486     7,363

SPLIT BY TYPE OF CONTRACT
- permanent                        31,406     30,621     20,684     20,536     4,160     3,595     6,562     6,490
- fixed-term                        1,680      1,815        754        942         2         0       924       873

SPLIT BY GENDER
- Female                           16,738     16,339     11,076     11,112     2,138     1,861     3,524     3,366
- Male                             16,348     16,097     10,362     10,366     2,024     1,734     3,962     3,997

SPLIT BY CATEGORY
- managers                          7,776      7,772      5,552      5,526     1,163     1,032     1,061     1,214
- sales force                      11,364     10,475      5,011      4,845     2,652     2,256     3,701     3,374
- other                            13,946     14,189     10,875     11,107       347       307     2,724     2,775

----------
* Other countries = Africa, Latin America, Asia/Oceania, China/Japan, Central & Eastern Europe, Canada, Puerto Rico

As of December 31, 2003, the Sanofi-Synthelabo Group had a total of 33,086 registered employees, an increase of 2% relative to the end-2002 figure on a comparable structure basis.
This increase was due mainly to the following zones: China/Japan (+33%), Central & Eastern Europe (+18%) and North America (+16%).

The sales force comprises 35% of total Group headcount and is very actively deployed in the United States, where 396 new sales representatives were hired. Industrial activities account for 24% of total headcount. Of those employed in industrial activities, 79% are located in Europe, and 45% in France.
Research and development accounts for 21% of total headcount, with R&D staff based mainly in France (4,435 people), the United States (863 people) and Hungary (330 people).
Support functions account for 20% of total headcount.

Just under two-thirds of Group employees are located in Europe (65% of total headcount, including 36% in France). The United States accounts for a growing share of headcount, with 4,162 employees, representing 12.6% of total Group headcount (against 11% in 2002).

The Group has maintained gender parity, with women representing 50.6% of headcount.

CHANGES IN EMPLOYEE HEADCOUNT

                                      TOTAL              EUROPE          UNITED STATES     OTHER COUNTRIES
                                 ---------------     ---------------     -------------     ---------------
                                 2003      2002      2003      2002      2003     2002     2003      2002
                                 -----     -----     -----     -----     -----    ----     -----     -----
TOTAL NUMBER OF NEW RECRUITS     5,066     5,297     2,180     2,958     1,184     733     1,702     1,606
- permanent contracts            3,479     3,464     1,201     1,689     1,183     733     1,095     1,042
.. of which female                1,800     1,759       620       826       600     423       580       510
.. of which male                  1,679     1,705       581       863       583     310       515       532
- fixed-term contracts           1,587     1,833       979     1,269         1       0       607       564

TOTAL NUMBER OF LEAVERS          4,336     4,089     2,160     2,244       620     361     1,556     1,484
- permanent contracts            3,079     2,609     1,110     1,063       620     361     1,349     1,185
- fixed-term contracts           1,257     1,480     1,050     1,181         0       0       207       299

TOTAL NUMBER OF DISMISSALS         922       762       424       338       119      41       379       383
- for personal reasons             765       640       329       255       119      40       317       345
- redundancies                     157       122        95        83         0       1        62        38

The 5,066 new recruits to the Group comprised 3,479 hired on permanent contracts (34% of them in the United States) and 1,587 hired on fixed-term contracts (21% of them in China, where fixed-term contracts are the normal way of recruiting). The Group-wide recruitment ratio (permanent and fixed-term combined) in 2003 was 15.3%, against 16% in 2002.

The recruitment ratio (permanent and fixed-term combined) was particularly high in two zones: the United States (28.5%) and "Other countries" (22.7%).

Most new recruits were to the sales force, which accounted for 59.5% of those hired on permanent contracts.
Women accounted for 51.7% of new recruits on permanent contracts over the Group as a whole (51.6% in Europe, 50.7% in the United States and 53.0% in "Other countries").

WORKING TIME ORGANIZATION

Employee data about working time organization, absenteeism and training do not include figures from West Africa or Kenya.

WORKING TIME

                                                   TOTAL                 EUROPE           UNITED STATES    OTHER COUNTRIES
                                            --------------------  --------------------  -----------------  ----------------
                                              2003        2002      2003        2002     2003       2002    2003     2002
                                            ---------  ---------  ---------  ---------  -------    ------  -------  -------
THEORETICAL AVERAGE ANNUAL WORKING HOURS        1,718      1,703      1,638      1,629    1,889     1,856    1,854    1,865

PART-TIME
- Number of registered employees at Dec 31      1,541      1,516      1,515      1,476        0         0       26       40
- Full time equivalent*
                                                1,226      1,192      1,208      1,169        0         0       18       23
TEMPORARY AGENCY STAFF
- Number of hours                           2,939,834  2,547,265  1,493,980  1,638,340  520,916**  23,433  403,110  885,492
- Full time equivalent*                         1,649      1,497        863      1,001      280**      13      221      483

----------
* Full time equivalent = hours paid / theoretical hours
** 2003 figures for temporary agency staff in the United States are an estimate, as a system for tracking such staff is currently being installed.

Part-time staff account for 5% of worldwide registered headcount; 85% of them are located in France.
Total overtime worked in France, paid at uplifted rates and recorded in the payroll in the year ended December 31, 2003, amounted to 13,952 hours; just under 1,100 employees were involved.

ABSENTEEISM

                                                   TOTAL             EUROPE       UNITED STATES   OTHER COUNTRIES
                                              ----------------  ----------------  --------------  ---------------
                                               2003     2002     2003     2002    2003    2002    2003    2002
                                              -------  -------  -------  -------  ------  ------  ------  ------
TOTAL NUMBER OF DAYS' ABSENCE                 368,402  343,928  287,705  271,574  26,185  15,500  54,512  56,854
                                              -------  -------  -------  -------  ------  ------  ------  ------
SPLIT BY REASON
- Sick leave                                  204,975  203,970  169,511  168,332  12,456   8,889  23,008  26,749
- Accidents (industrial or while travelling)   11,172    8,034    9,083    6,665     276     103   1,813   1,266
- Maternity leave                              90,981   75,455   66,100   55,071   7,159   3,956  17,722  16,428
- Other*                                       61,274   56,469   43,011   41,506   6,294   2,552  11,969  12,411
                                              -------  -------  -------  -------  ------  ------  ------  ------
RATE OF INDUSTRIAL ACCIDENTS **                   4.3      4.1      4.7      4.6     2.4     2.4     4.3     3.7
                                              -------  -------  -------  -------  ------  ------  ------  ------

----------
* Other includes family events, unpaid leave, parental leave, sabbatical leave, etc.
** Rate of industrial accidents (based on Health, Safety & Environment data): number of industrial accidents requiring more than one day's absence from work occurring in a 12-month period, per million hours worked. These data are consolidated across virtually all Group companies (99.6% of total employee headcount) and relate to employees of the Group.

The total number of days' absence for the Group as a whole during 2003 was 368,402, split as follows: 56% sick leave, 25% maternity leave, 3% industrial/travel accidents, 16% other reasons.

TRAINING

                                                      TOTAL              EUROPE         UNITED STATES    OTHER COUNTRIES
                                               --------------------  ----------------  ----------------  ----------------
                                                 2003       2002      2003     2002     2003     2002     2003     2002
                                               ---------  ---------  -------  -------  -------  -------  -------  -------
Number of employees receiving training            27,253     26,288   18,277   17,699    3,081    3,170    5,895    5,419
                                               ---------  ---------  -------  -------  -------  -------  -------  -------
Total number of training hours                 1,460,458  1,149,814  778,125  718,796  338,252  129,253  344,081  301,765
Total number of Health, Safety & Environment*
training hours                                    84,342    303,896   66,124  285,634    5,422    1,897   12,797   16,365
                                               ---------  ---------  -------  -------  -------  -------  -------  -------

----------
* Health, Safety & Environment training hours relate solely to industrial sites (chemicals, pharmaceuticals, distribution) and research sites worldwide.

Training was provided to 81% of the average workforce in 2003. The number of hours devoted to training rose by 27%, and was equivalent to an average of 6 days of training per employee in 2003.

SUBCONTRACTING

Sanofi-Synthelabo aims to handle the bulk of its core business in-house. However, like all industrial groups, it outsources some of its functions, and consequently makes use of subcontractors to provide specialist services or additional capacity. In order to minimize the risk of stockouts and to enhance the Group's performance in terms of quality, safety, environment and ethical principles, procurement of subcontracted services is handled by a network of trained buyers, working closely with the relevant in-house managers. The Group uses subcontractors in the following areas: research and development (clinical trials), manufacturing (chemical preparation by manufacturers of raw materials and active ingredients, production of drugs), distribution, marketing (external sales networks).

HUMANITARIAN ACTIVITIES

Sanofi-Synthelabo has been investing in humanitarian activities since 1986, with a particular emphasis on children in need. The Group is also very active in helping populations which face difficulties in accessing drugs. By actively supporting small-scale credit bodies, it helps many people to start up or continue a business, contributing to local economic development and sustainably improving their standard of living. In more than 100 countries, the Group expresses its commitment and solidarity in areas that reflect its core business in health. The Group provides humanitarian organizations with financial, technical and human resources to help solve problems relating to health, social deprivation, disease prevention, social exclusion and childhood trauma, through effective and sustainable international programs.
Sanofi-Synthelabo also provides help, including financial support, to children of Group employees who experience health or educational difficulties, via a not-for-profit organization called "Nos enfants, c'est essentiel" (Our Children Matter), founded in 1992.

EMPLOYEE INFORMATION: FRANCE, 2003

REMUNERATION

Individual remuneration

(in euros)                                           2003    2002
                                                    ------  ------
Average annual basic gross salary*                  39,322  38,322
Minimum annual gross salary after 1 year's service  18,600  18,000

----------
* Average annual basic gross salary: average of December 2003 basic salary multiplied by the number of months' pay for full-time, permanent staff employed from January 1 through December 31.

Sanofi-Synthelabo has applied a consistent remuneration policy.
Effective January 1, 2003, there was a collective pay rise of 1.7%, accompanied by a catch-up pay award of 0.2% relating to 2002. These collective rises were supplemented in some cases by individual rises.

In 2003, as has been the case since 2001, special attention was focused on the minimum annual salary, which was upgraded by 2%, taking the cumulative increase over the past three years to 10%.

Collective remuneration

(in millions of euros)
----------------------
STATUTORY PROFIT-SHARING SCHEME
2002 entitlement paid in 2003           49.3
% of total payroll                       9.5%
2001 entitlement paid in 2002           50.6
% of total payroll                      10.3%

GROUP VOLUNTARY PROFIT-SHARING SCHEME*
2002 entitlement paid in 2003           14.1
% of total payroll                       2.7%
2001 entitlement paid in 2002           23.7
% of total payroll                       4.8%

----------
* In addition, specific individual company profit shares were paid in 2002 and 2003.

The formula for distributing collective remuneration is designed to favor lower-paid employees. As a result, for the 2002 financial year, an employee with an annual salary of 18,000 euros received the equivalent of 3.35 months of salary in profit-sharing and savings plan top-up contributions.

INDUSTRIAL RELATIONS

In France, negotiations conducted in 2003 with the five French national trade unions represented in the Sanofi-Synthelabo Group (CFTC, CFDT, CFE-CGC, CGT, CGT-FO) led to the signature of four new agreements on collective variable remuneration (statutory profit-sharing, voluntary profit-sharing, Group employee savings scheme and top-up contributions). These agreements replace those signed in 2000. Management also put forward an agreement on the introduction of an employee retirement savings scheme, backed by a top-up contribution, on which employee representatives are due to state their position in 2004.
An amendment to the welfare and healthcare scheme, adjusting the amount of contributions (especially those made by retirees) was also signed in 2003.
The European Works Council, established under the agreement signed in 2001, met twice in 2003, one of these meetings being held jointly with the French Group Works Council. The European Works Council is made up of 34 representatives from the European Union and six candidate countries, and discusses the current operation and future prospects of the Sanofi-Synthelabo Group.

DISABLED EMPLOYEES

In France, Sanofi-Synthelabo reinforced its Disabled Persons Program, based on three key objectives: keeping disabled people in their jobs, recruitment of new disabled employees, and subcontracting to sheltered workshops.

Pre-recruitment initiatives continue to be developed, such as intern programs and work experience in the form of apprenticeship or qualification contracts for both young people and adults.

An additional full-time member of staff has been hired to develop and implement training initiatives for on-site human resource managers. The aim is to transfer the skills and resources needed to apply the Group's Disabled Persons Program at local operational level. This project has received financial support from AGEFIPH, the French government agency dedicated to finding work for the disabled.

Sanofi-Synthelabo also helps the disabled by chairing "Tremplin", a not-for-profit organization which brings together companies that supports disabled people in pre-employment training.

The Group is also represented at various nationwide conferences and forums, and participated in the forums held in November 2003 as part of the "Disabled Persons Employment Week".

EMPLOYMENT POLICIES

In the event of a site closure or relocation, the Group provides a range of support packages intended to minimize the impact on the employees affected. These packages reflect the Group's continuing commitment to uphold the principles and values that have always underpinned its human resources policy, by keeping redundancies to a minimum and ensuring that everyone has help in finding new employment.

In 2003, no restructuring with an impact on employment was carried out.

The Group's concern for the safety and physical and moral welfare of children is reflected by its application of ILO conventions no. 138 (1973) and no. 182
(1999) prohibiting the employment of children.

Sanofi-Synthelabo participates in regional employment initiatives via specially-formed not-for-profit and other organizations. In the same spirit, the Group has for more than 15 years operated a "spin-off unit" for employees who wish to set up their own business.

In all the countries in which it operates, Sanofi-Synthelabo adopts integration policies which strive to preserve local identities and cultures. For example, host country nationals are favored for recruitment and promotion, including for management posts, subject to the constraints of the local labor market.

All the Group's commitments are contained in a Social Charter distributed worldwide late in 2003, and which will be sent to each of its employees in the first few months of 2004.

ENVIRONMENTAL DATA

Environmental data are consolidated at Group level from data for industrial units and research centers. Comments are supplied on material differences relative to 2002, the first year for which environmental disclosures were required under French NRE law.

CONSUMPTION, WASTE AND POLLUTION

Water used for production and thermal purposes is supplied mainly from available groundwater, mostly in France. Consumption is being steadily reduced by a rolling program to install closed loop cooling systems and by accurate monitoring of usage.

                      M3            2003           2002
                                 ---------      ---------
                      Water      6,304,078      6,430,892

Energy is used for processes, air conditioning of buildings in line with pharmaceutical good manufacturing practices (GMP), and the operation of environmental protection installations. Compared with other industries, the pharmaceutical industry generally does not require large amounts of energy.

                 MWH (MEGAWATT HOURS)       2003         2002
                                           -------      -------
                 Gas                       408,930      408,156
                 Electricity               397,994      374,005
                 Liquid hydrocarbons        14,488       20,218
                 Other (steam)             116,764      115,201

RAW MATERIALS

Of our raw materials, solvents - used mainly for synthesizing our active ingredients - are the resource with the greatest potential secondary effects for the environment. Process optimization, reprocessing (where possible) and thermal utilization are promoted in order to cut consumption of non-renewable raw materials. The criteria for selection or replacement of these materials include the reduction of any adverse effects on safety, health and the environment.

                      TONNES USED*       2003        2002
                                        ------      ------
                      Solvents          44,186      48,444

* "Tonnes used" includes solvents reprocessed at Group factories. This means that the amount bought in from outside is a smaller figure.

EMISSIONS, EFFLUENTS AND DEPOSITS

Emissions of Volatile Organic Compounds (VOC) from our synthesis and manufacturing of pharmaceuticals have been declining for several years. Our chemical R&D teams are reducing usage and selecting less toxic and environmentally-damaging solvents, while our pharmaceutical R&D teams are developing solvent-free processes. Our technical teams are installing solvent vapor recovery or thermal oxidation systems at our major chemical sites (Aramon, Budapest and Sisteron) and our major pharmaceutical sites (Ambares and Fawdon).

                          TONNES       2003       2002
                                      -----      -----
                          COV         1,267      1,736

The combustion of natural gas and small quantities of liquid hydrocarbons releases carbon dioxide into the air (direct emissions). Electricity consumption involves emissions at the premises of our electricity suppliers (indirect emissions), which are calculated using Greenhouse Gas Protocol Initiative data. Not included in this total are emissions due to steam purchased externally or to the transport of our goods. The effect of other greenhouse gases is not significant.
For the first time, an estimate has been made of emissions generated by our medical rep vehicle fleet, based on fuel consumption in 2002.

         EQUIVALENT TONNES OF CO2                    2003        2002
                                                    ------      ------
         Fuel (direct)                              78,027      79,485
         Electricity production (indirect)          75,844      72,032
         Medical rep vehicle fleet (estimated)          ND      80,000

Industrial effluent discharge is processed either by our water treatment units or by municipal treatment works under agreements with their operators. The main environmental impact of our effluents is COD (Chemical Oxygen Demand). Use is made of innovative technologies (membrane bioreactors) or more traditional technologies (biological and physico-chemical stations).

                           TONNES      2003      2002
                                       ----      ----
                           COD          550       481

The nitrogen contained in industrial effluents also has an environmental impact. The figures show a 38% increase of a non-recurring nature: an upgrade at the site in question is expected to bring about a return to normal levels.

                          TONNES        2003      2002
                                        ----      ----
                          Nitrogen      43.6      31.6

The Group has no landfill sites or slurry spreading areas at its units. One of our units regularly reinjects its aqueous liquid effluents under license at great depth; the corresponding tonnage is not accounted for in this report.

WASTE

A very high proportion of hazardous wastes is reutilized, either by recycling or reprocessing, or in the form of energy.

Two non-recurring events in 2002 resulted in an increase in tonnage. The 2003 figure is in line with historical trends.

Where incineration treatment infrastructures are not available, a very small and constantly-declining proportion of wastes continues to be disposed of at agreed landfills.

                  HAZARDOUS, TONNES          2003        2002
                                            ------      ------
                  Recycled or utilized      44,895      57,939
                  Not utilized               1,839       1,754
                                            ------      ------
                  TOTAL                     46,734      59,693
                                            ------      ------

Four-fifths of non-hazardous wastes are now reused, recycled or thermally utilized.

                NON-HAZARDOUS, TONNES           2003        2002
                                              ------      ------
                Utilized                      21,645      21,342
                Processed (not utilized)       5,568       6,254
                                              ------      ------
                TOTAL                         27,213      27,596
                                              ------      ------

SOIL

We have instituted a long-term program of preventive monitoring and study of topsoils and subsoils at our sites. Four remediation projects are currently under way or scheduled.

SPECIFIC PROTECTION OF THE NATURAL ENVIRONMENT

Only one of our sites is located in an area where there is specific protection of the natural environment: Csanyikvolgy in Hungary. Its activities are marginally polluting to the environment, and it is specifically monitored in this connection.

ENVIRONMENTAL EVALUATION AND CERTIFICATION

Five sites - the research centers at Alnwick and Labege, the chemical plant at Aramon, and the pharmaceutical plants at Amilly and Veresegyhaz - have ISO 14 001 certification.
A further ten sites are scheduled to work towards certification in the 2004-2006 period.

REGULATORY COMPLIANCE

Environmental law monitoring policies are applied for all industrial and scientific activities in France. Subsidiaries in other countries with industrial or scientific activities apply their own environmental law monitoring policies. An audit program assesses the effectiveness of these policies and compliance with the relevant administrative and regulatory provisions. Over the 2000-2002 period, all sites were subject to either a general health, safety and environment audit or a specific environmental, health & safety or fire protection audit, except for two sites with fewer than 100 staff. In 2003, 18 sites were subject to a full health, safety and environment audit by our internal audit team, and 29 sites were subject to specific audits, 21 of which were conducted by external auditors.

EXPENDITURE INCURRED IN MONITORING AND CONTROLLING THE IMPACT OF THE COMPANY'S ACTIVITIES ON THE ENVIRONMENT

Investment with an industrial health, safety, working conditions, process safety or environmental dimension amounted to 20 million euros in 2003. In addition, new developments are designed with built-in preventive mechanisms, the associated investment being impossible to quantify specifically. Expenditure on health, safety and environment, comprising HSE personnel costs, consumables, energy, labor, waste processing and recycling, environmental taxes, studies and audit services, totaled 44 million euros in 2003, 10% higher than in 2002.

GROUP HSE DEPARTMENT

The central HSE (Health-Safety-Environment) Department comprises 14 experts in environmental technologies, industrial safety, industrial toxicology, safety at work, fire safety, industrial risks, life sciences and work-related medicine. The department is active at all the Group's sites. It is responsible for formulating HSE policy and general objectives, managing and coordinating implementation, maintaining and developing competencies and reporting overall performances to divisional heads using reports and audits. It is supported by:
      - 59 HSE officers on site, implementing central guidance and directives;
      - 71 other officers, complementing our Group HSE management services;
      - 10 full-time or part-time company doctors employed by the Group, and interprofessional doctors providing medical services on site. They are assisted in their work by company nurses.
The three European sites classified as Seveso II have dedicated first-aiders, backed up by highly-trained second-line staff.
Each site has instituted and maintains its own emergency plan setting out the risks incurred and the internal and external resources to be mobilized or called upon as a result.

AMOUNT OF PROVISIONS AND GUARANTEES RELATING TO ENVIRONMENTAL RISKS

Detailed assessments of topsoil and subsoil pollution risks have been carried out at 3 sites or former sites which are to be cleaned up. In association with other corporate site-users, we are participating in a rolling program of in-depth investigations and preliminary works at a former hazardous waste dump. In all, 20 million euros have been accrued for cleanup costs.

AMOUNT OF COMPENSATION

We were not ordered to pay any compensation of an environmental nature through the enforcement of any judicial decision in 2003.

OBJECTIVES SET FOR FOREIGN SUBSIDIARIES

The programs, resources and results of foreign subsidiaries are included in the above report.

PREVENTION OF TECHNOLOGICAL RISKS AND COMPENSATION FOR LOSS

Under new French legislation on the prevention of technological risks, our two French chemical production sites at Sisteron and Aramon are subject to a heightened level of safety inspections due to the toxic or inflammable materials stored and used in processes. We believe that both of these sites satisfy legal requirements regarding safety management systems, hazard surveys, risk control mechanisms and insurance policies to cover the potential risk of material damage to third parties.

DIRECTORSHIPS AND OTHER POSITIONS HELD BY MEMBERS OF THE BOARD OF DIRECTORS AND THE SENIOR EXECUTIVE VICE-PRESIDENT IN ALL COMPANIES IN FRANCE AND ABROAD DURING THE YEAR ENDED DECEMBER 31, 2003

RENE BARBIER DE LA SERRE

in France:
.. Director of Credit Lyonnais, Sanofi-Synthelabo and Schneider Electric
.. Member of the Supervisory Board of Compagnie Financiere Edmond de Rothschild
  Banque (subsidiary of Compagnie Financiere Saint Honore), Compagnie Financiere Saint-Honore and Pinault-Printemps-Redoute
.. Observer of Fimalac and Nord-Est

abroad:
.. Chairman of Tawa UK Ltd (United Kingdom)
.. Delegated Director of Harwanne Compagnie de Participations Industrielles et
  Financieres SA (Switzerland)
.. Member of the Supervisory Board of Euronext NV (Netherlands)

ROBERT CASTAIGNE

in France:
.. Chief Financial Officer of Total SA
.. Chairman and Chief Executive Officer of Total Chimie and Total Nucleaire
  (subsidiary of Total Chimie)
.. Director of Atofina (subsidiary of Elf Aquitaine), Compagnie Generale de
  Geophysique, Elf Aquitaine (subsidiary of Total SA), Hutchinson (subsidiary of Total Chimie), Sanofi-Synthelabo, Societe Financiere d'Auteuil and Total Gestion Filiales

abroad:
.. Director of Omnium Insurance & Reinsurance Company Ltd (Bermuda), Petrofina
  (Belgium), Total Holdings UK (United Kingdom) and Total Gabon (Gabon)

PIERRE CASTRES SAINT MARTIN

in France:
.. Chairman of the Supervisory Board of Groupe Marc de Lacharriere
.. Chairman of Le Portefeuille Diversifie (mutual fund)
.. Director of Fimalac (subsidiary of Groupe Marc de Lacharriere), SEB and
  Sanofi-Synthelabo
.. Member of the Supervisory Board of Arc International

JEAN-FRANCOIS DEHECQ

in France:
.. Chairman and Chief Executive Officer of Sanofi-Synthelabo
.. Director of Air France, Finance et Management and Societe Financiere des
  Laboratoires de Cosmetologie Yves Rocher

abroad:
.. Chairman and Director of Sanofi-Synthelabo Daiichi Pharmaceuticals Co Ltd
  (Japan)
.. Director of Sanofi-Synthelabo Inc. (United States) and Fujisawa
  Sanofi-Synthelabo (Japan)

THIERRY DESMAREST

in France:
.. Chairman and Chief Executive Officer of Total SA and Elf Aquitaine (subsidiary of Total SA)
.. Director of Sanofi-Synthelabo
.. Member of the Supervisory Board of Areva and L'Air Liquide

LORD DOURO

in France:
.. Director of Pernod Ricard and Sanofi-Synthelabo

abroad:
.. Chairman of Richemont Holdings UK (United Kingdom)
.. Chairman of Framlington Group (United Kingdom)
.. Director of Compagnie Financiere Richemont AG (Switzerland) and GAM Worldwide
  (United Kingdom)

ELF AQUITAINE

in France:
.. Director of Total E & P France, Elf Exploration Production, Elf Neftegaz, Elf
  Petroleum Irak (until June 18, 2003), Elf Petroleum Iran, Total Union Oceane, Eurotadia International, Safrep (until June 3, 2003), Sanofi-Synthelabo, Sofrea and Total Lubrifiants

abroad:
.. Director of Elf Aquitaine Algerie (Algeria), Total E & P Congo (Congo), Total
  Gabon (Gabon) (until June 10, 2003), GPL (Gabon), Reachim SA (Luxembourg), SAR (Senegal), SIR (Cote d'Ivoire), Sogara (Gabon), Sonara (Cameroon) and Total
  E & P (Cameroon)

REPRESENTED BY JEAN-PAUL LEON

in France:
.. Director of Societe Financiere des Laboratoires de Cosmetologie Yves Rocher .. Permanent representative of Elf Aquitaine as Director of Sanofi-Synthelabo

PIERRE-GILLES DE GENNES
Nobel Prize for Physics (1991)

in France:
.. Professor at the College de France
.. Director of Rhodia and Sanofi-Synthelabo
.. Member of the Supervisory Board of L'Air Liquide

HERVE GUERIN

in France:
.. Director of Sanofi-Synthelabo

GERARD LE FUR

in France:
.. Executive Vice-President, Scientific Affairs
.. Senior Executive Vice-President (non-Director) of Sanofi-Synthelabo

abroad:
.. Director of Sanofi-Synthelabo Inc. (United States)

L'OREAL

in France:
.. Director of Ecopar, Genfa, Galderma International, Regefi, Sanofi-Synthelabo and Semercli

abroad:
.. Director of Biotherm (Monaco), L'Oreal Hong Kong (Hong Kong) and Sofamo
  (Monaco)

REPRESENTED BY MICHEL SOMNOLET (UNTIL NOV 15, 2003)

in France:
.. Adviser to the Chairman of L'Oreal
.. Chairman and Director of Regefi (until March 3, 2003)
.. Director of Eramet
.. Permanent representative of L'Oreal as Director of Sanofi-Synthelabo (until
  Nov 15, 2003)

abroad:
.. Chairman and Director of Geral Inc. (United States)
.. Director of L'Oreal USA Inc. (United States)
.. Member of the Supervisory Board of L'Oreal Maroc (Morocco)


REPRESENTED BY CHRISTIAN MULLIEZ (FROM NOV 15, 2003)

in France:
.. Vice-President of L'Oreal in charge of General Management, Administration and
  Finance
.. Chairman of Regefi
.. Director of DG 17 Invest
.. Permanent representative of L'Oreal as Director of Sanofi-Synthelabo (from Nov
  15, 2003)

abroad:
.. Director of L'Oreal USA Inc. (United States)

LINDSAY OWEN-JONES

in France:
.. Chairman and Chief Executive Officer of L'Oreal
.. Director of BNP Paribas, Gesparal and Sanofi-Synthelabo
.. Vice-President and member of the Supervisory Board of L'Air Liquide abroad:
.. Chairman and Director of Galderma-Pharma S.A. (Switzerland)
.. Director of L'Oreal USA Inc. (United States) and L'Oreal UK Ltd (United
  Kingdom)

GERARD VAN KEMMEL

in France:
.. President of Novell for Europe & Middle East
.. Director of Sanofi-Synthelabo

BRUNO WEYMULLER

in France:
.. Director of Strategy and Risk Assessment, Total SA
.. Director of Elf Aquitaine, Sanofi-Synthelabo and Technip-Coflexip

OBSERVERS

REGIS DUFOUR

in France:
.. Chairman of Mercure Pharmacie (mutual fund)
.. Member of the Supervisory Board of Chevrillon Associes
.. Observer of Sanofi-Synthelabo

RENE SAUTIER

in France:
.. Observer of Sanofi-Synthelabo